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Exhibit 12.1

VENOCO, INC.
Ratio of Earnings to Fixed Charges
(in 000's)

	Year ended December, 31
						Three Months Ended March 31, 2011
	2006	2007	2008	2009	2010
Earnings
Pretax income (loss)	$39,601	$(119,572)	$(379,932)	$(61,698)	$66,220	$(23,925)
Fixed charges	54,606	66,106	58,814	45,143	43,927	13,439

Total	$94,207	$(53,466)	$(321,118)	$(16,555)	$110,147	$(10,486)
Fixed Charges
Interest expensed	$50,245	$61,009	$54,355	$41,029	$40,654	$12,702
Amortization premiums, discounts and capitalized expenses related to indebtedness	3,776	4,197	3,344	2,862	2,362	531
Portion of rentals representing interest factor	585	730	872	900	911	206

Total	$54,606	$65,936	$58,571	$44,791	$43,927	$13,439

Ratio of Earnings to Fixed Charges	1.7x	(a )	(a )	(a )	2.5x	(a )

(a)
Earnings for the years ended December 31, 2007, 2008 and 2009 and the three month period ended March 31, 2011 were insufficient to cover fixed charges by $119.6 million, $379.9 million, $61.7 million and $23.9 million, respectively.

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VENOCO, INC. Ratio of Earnings to Fixed Charges (in 000's)